March 20, 2014

VIA EDGAR

United States Securities and Exchange Commission
The Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn:    Angie Kim

Re:
Diamondback Energy, Inc. and Each Subsidiary Guarantor Listed on Schedule I hereto
Registration Statement on Form S-4
Filed March 14, 2014
File Nos. 333-194567, 333-194567-01, 333-194567-02 and 333-194567-03

Ladies and Gentlemen:
Diamondback Energy, Inc., a Delaware corporation (the “Company”), and each of its subsidiaries listed on Schedule I hereto (the “Subsidiary Guarantors”), pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), are filing this correspondence to incorporate the following delaying amendment, prescribed by Rule 473(a) of the Act, onto the cover page of the Registration Statement on Form S-4 (File Nos. 333-194567, 333-194567-01, 333-194567-02 and 333-194567-03), filed by the Company and each Subsidiary Guarantor (each, a “Registrant”) with the Securities and Exchange Commission on March 14, 2014 (the "Registration Statement"), immediately following the calculation of registration fee table:
“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”
The delaying amendment was inadvertently omitted from the filing of the Registration Statement.
If you have any questions or comments with respect to the foregoing, please do not hesitate to call me at (432) 221-7450 or Seth R. Molay at Akin, Gump, Strauss, Hauer & Feld, L.L.P., the Company’s outside counsel, at (214) 969-4780.

500 West Texas, Suite 1200, Midland, Texas / tel. (432) 221-7400 / diamondbackenergy.com

United States Securities and Exchange Commission
March 20, 2014

Sincerely,

DIAMONDBACK ENERGY, INC.

By:	/s/ Travis D. Stice
Travis D. Stice
Chief Executive Officer

DIAMONDBACK O&G LLC

By:	/s/ Travis D. Stice
Travis D. Stice
President and Chief Executive Officer

DIAMONDBACK E&P LLC

By:	/s/ Travis D. Stice
Travis D. Stice
President and Chief Executive Officer

VIPER ENERGY PARTNERS LLC

By:	/s/ Travis D. Stice
Travis D. Stice
President and Chief Executive Officer

cc:	Seth R. Molay, P.C. Akin, Gump, Strauss, Hauer & Feld, L.L.P.

Schedule I
Subsidiary Guarantors
Diamondback O&G LLC, a Delaware limited liability company
Diamondback E&P LLC, a Delaware limited liability company
Viper Energy Partners LLC, a Delaware limited liability company